UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _________________________ FORM 6-K ________________________ REPORT OF FOREIGN PRIVATE ISSUER Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 January 31, 2024 _________________________ NOVO NORDISK A/S (Exact name of Registrant as specified in its charter) _________________________ Novo Allé DK-2880 Bagsværd Denmark (Adress of principal executive offices) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F x Form 40-F o Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes o No x If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_______

Remuneration Report 2023 Novo Nordisk A/S – Novo Alle 1, 2880 Bagsværd, Denmark – CVR no. 24256790 Juan Pablo Villaseñor lives with obesity and cardiovascular disease. Until recently, Juan struggled with stigma and often blamed himself for not being able to lose weight. Today, he exercises regularly and spends quality time with his son.

2Novo Nordisk Remuneration Report 2023 Contents 1. Letter from the Remuneration Committee Chair 1.1 Overall company performance 2023 3 1.2 CEO remuneration in 2023 3 1.3 Key committee activities in 2023 4 1.4 Future executive remuneration 4 1.5 Annual General Meeting 2024 5 2. Remuneration of the Board of Directors 2.1 Key developments in Board remuneration in 2023 6 2.2 Remuneration composition 6 2.3 Board remuneration benchmark 8 2.4 Board and committee fee levels 2023 8 2.5 Board remuneration 2023 9 2.6 Shareholdings of Board Members 9 3. Remuneration of Executive Management 3.1 Key developments in executive remuneration 2023 10 3.2 Remuneration composition 11 3.3 Executive remuneration benchmark 13 3.4 Executive remuneration 2023 13 3.5 Breakdown of CEO remuneration 2023 14 3.6 Short-term incentive programme 2023 15 3.7 Long-term incentive programmes 2023, 2022 and 2021 17 3.8 Long-term incentive programme 2021 – vested shares 19 3.9 Long-term incentive programme 2020 – vested shares 20 3.10 Long-term incentive programmes 2022 and 2023 – unvested shares 21 3.11 Shareholdings of Executive Management 22 3.12 Reconciliation against Annual Report 2023 23 4. Remuneration and Company Performance 2019–2023 4.1 Board remuneration 2019–2023 24 4.2 Executive remuneration 2019–2023 25 4.3 Employee remuneration and company performance 2019–2023 26 The Board of Directors' statement on the Remuneration Report Independent auditor's statement on the Remuneration Report This Remuneration Report describes the remuneration received by each member of the Board of Directors and Executive Management of Novo Nordisk A/S as registered with the Danish Business Authority in 2023. The non-registered executives are not covered by this remuneration report unless explicitly mentioned. This Remuneration Report is prepared in accordance with section 139b of the Danish Companies Act and in accordance with the Recommendations on Corporate Governance issued in December 2020 by the Danish Committee on Corporate Governance.

3Novo Nordisk Remuneration Report 2023 1. Letter from the Remuneration Committee Chair On behalf of the Board, I am pleased to present our Remuneration Report for 2023. The objective of this report is to give a clear and comprehensive overview of the remuneration of our Board and Executive Management. Beyond detailing Novo Nordisk's overall performance and remuneration in 2023, this letter also explains the principles that guide our executive remuneration as well as proposed adjustments to the size and design of future incentives. 1.1 Overall company performance 2023 Our centenary year was characterised by extraordinary growth, driven by unprecedented global demand for our medicines. It was also a year of significant challenges, with the surging demand for our GLP-1 products targeting obesity and type 2 diabetes putting significant strain on our supply chain. We responded by investing heavily in the expansion of our production facilities worldwide and recalibrating our approach to product launches and distribution. In 2023, Novo Nordisk made progress on Strategic Aspirations 2025. Sales increased by 36% at constant exchanges rates (CER) to DKK 232.3 billion. Sales within Diabetes and Obesity care increased by 42% at CER, driven by GLP-1 sales growth of 52% at CER. Obesity care sales grew by 154% at CER and Rare disease sales decreased by 15% at CER. Operating profit increased by 44% at CER in 2023. Net profit increased by 51% and diluted earnings per share increased by 52%. Within Innovation & Therapeutic focus, CagriSema entered phase 3 development in type 2 diabetes. Further, within diabetes, the FLOW kidney outcomes trial for semaglutide closed early following a positive analysis of interim data. Within obesity, the SELECT cardiovascular outcomes trial was successfully completed. In Rare Disease, somapacitan approved in the US, EU and Japan for the treatment of growth hormone deficiency in children. Within Cardiovascular & Emerging Therapy Areas ocedurenone for the treatment of hypertension was acquired and a phase 1 trial was initiated with ANGPTL3i mAb. Within Purpose & Sustainability, Novo Nordisk's ambition is to have net zero environmental impact. In 2023, carbon emissions from operations and transportation decreased by 34% compared to 2019. Moreover, Novo Nordisk continues to take action on access and affordability. The number of people reached with Novo Nordisk diabetes medicines was 40.5 million in 2023. This represents a net increase of 4.2 million patients compared to 2022. Finally, as part of the aspiration of being recognised as a sustainable employer, the share of women in senior leadership positions increased to 41% from 39% in 2022. In September 2023, Novo Nordisk conducted a 1:2 stock split to enhance liquidity and to align share prices with market norms. While this action doubled the number of shares in prior unvested grants of shares, it had no impact on the total value of these grants. 1.2 CEO remuneration in 2023 As a result of the solid performance in 2023, the Board determined that the short-term incentive for the chief executive officer (CEO) for 2023 is 96% of the maximum incentive equalling 11.5 months’ base salary. Moreover, the final performance of the long-term incentive programme for 2021 (LTIP 2021) is 86% of maximum allocation and the performance of LTIP 2022 and LTIP 2023 is tracking above or around targets. In 2023, the total remuneration for the CEO amounted to DKK 68.2 million of which 45% is not yet finally determined and of which 48% is deferred. It is worth noting that we have two long-term incentive programmes set to vest in January 2024. In 2021, we updated our short- and long-term incentive structure to establish a clear connection between performance targets and our Strategic Aspirations. As a result, both the LTIP 2020 and the LTIP 2021 will vest in January 2024. The LTIP 2020 has a one-year performance period (2020) and a three-year vesting period (2021-2023), while the LTIP 2021 comprises a three-year performance period (2021-2023) followed by a two-year holding period.

4Novo Nordisk Remuneration Report 2023 1.3 Key committee activities in 2023 The Remuneration Committee was pleased to have received a high degree of support for the Remuneration Report 2022, with a 98.3% vote in favour (advisory vote) at the Annual General Meeting in March 2023. In addition, Novo Nordisk has also received positive response on the Remuneration Report for 2022 from shareholders and other stakeholders. In anticipation of the presentation of the full Remuneration Policy for approval at the Annual General Meeting in March 2024, the Remuneration Committee conducted a thorough review of the Remuneration Policy during 2023. As part of this review, we evaluated our executive remuneration against companies in the European pharma peer group and the Nordic general industry peer group. This benchmarking exercise was crucial in identifying any required adjustments from a market positioning standpoint. In addition, we examined market practices on certain policy topics against the European pharma peer group and Danish OMXC25 companies and considered feedback from shareholders and proxy advisors. This comprehensive review has led to selected policy adjustments, which will be presented for approval in connection with the Annual General Meeting. The design of our short- and long-term incentive programmes for executives also underwent review. Valuable feedback from shareholders and proxy advisors suggested that Novo Nordisk reconsidered the reuse of targets across short- and long-term incentives, and the use of one-year non-financial targets in long-term incentives instead of three-year targets. These suggestions were factored into the Remuneration Committee’s considerations on the design of incentive programmes effective from 2024. A general review of the Remuneration Committee's activities in 2023 is included in the Corporate Governance Report 2023 available at ww w.novonordisk.com/about/corporate-governance.html. 1.4 Future executive remuneration Our profound commitment to corporate responsibility and the purpose of our business underscore our commitment to maintaining a fair and transparent remuneration policy. Our executive remuneration is founded on the following key principles (which are also applied when designing remuneration programmes and processes for our employees): i. Total rewards / remuneration perspective ii. Transparent and well governed remuneration iii. Market linked/competitive remuneration iv. Performance-linked remuneration v. Flexible remuneration We take a long-term perspective, aiming to reward executives for their careful stewardship of our company with a preference for less volatile pay outcomes. Our reward structures are designed to support our strategy and motivate and reward our executives to deliver sustainable growth and successful outcomes in relation to our strategic aspirations, to create value for our stakeholders and ultimately to drive change for our patients. To maintain our competitive position and reflect Novo Nordisk's growth in size and complexity, we are proposing a number of adjustments in connection with the update of the Remuneration Policy at the Annual General Meeting in March 2024: a. Increase of maximum payout under the short-term incentive programme from 9 to 12 months’ base salary for executive vice presidents. b. Increase of maximum payout under the long-term incentive programme from 26 to 30 months’ base salary for the CEO. c. Increase of the maximum payout under the long-term incentive programme from 19.5 to 24 months’ base salary for the executive vice presidents. d. Increase of the shareholding requirements with 50% from 2 to 3 times the annual base salary for the CEO and from 1 to 1.5 times the respective annual base salary for the executive vice presidents.

5Novo Nordisk Remuneration Report 2023 Based on a recommendation from the Remuneration Committee, the Board has decided to change the design of the long-term incentive programme. Effective as of 2024, the non-financial targets will be extended to cover the full three-year performance period as opposed to the average of the one-year non-financial targets included in the short-term incentive programme. This change ensures sufficient focus on long term strategic priorities, whilst removing duplication of targets across short-and long-term incentives. The sales and operating profit metrics as well as the equal weighting between sales, operating profit and non-financial targets will remain unchanged. The design of the short-term incentive programme will also remain unchanged. 1.5 Annual General Meeting 2024 This Remuneration Report will be submitted to an advisory vote by the shareholders at the Annual General Meeting in March 2024. As always, we welcome your feedback to our proposals. Henrik Poulsen Chair of the Remuneration Committee Rebecca Commanda lives with type 2 diabetes in Ontario, Canada.

6Novo Nordisk Remuneration Report 2023 2. Remuneration of the Board of Directors 2.1 Key Developments in Board remuneration in 2023 Novo Nordisk's Remuneration Policy adopted by the Annual General Meeting provides the framework for the remuneration of the Board of Directors (the Board) in 2023. In 2023, the Board remuneration did not deviate from the Remuneration Policy. The policy is available at: ww w.novonordisk.com/about/corporate-governance.html In 2023, the Annual General Meeting approved an increase to the fee to the chair from 3.00 times the base fee in 2022 to 4.00 times the base fee as from 2023 to reflect Novo Nordisk's position relative to the Nordic general industry peer group and the European Pharma peer group, to secure a competitive fee level and to fairly reflect the chair's role, actual function and responsibilities on the Board. Also, it was approved to adjust the Board remuneration for 2023 in line with general salary inflation and thus Board fees were increased by 3.8% and travel allowance by 3.7%. Jeppe Christiansen had decided not to stand for re-election at the Annual General Meeting in March 2023. All other shareholder-elected Board members were re-elected, decreasing the total number of Board members from 13 to 12. In 2023, total Board remuneration amounted to DKK 21.5 million (DKK 20.2 million in 2022). The development primarily reflects the increase of the fixed base fee and the chair multiplier. The remuneration of the Chair of the Board amounted to DKK 3.9 million in 2023 (DKK 3.1 million in 2022). The development primarily reflects the increase of the chair multiplier. 2.2 Remuneration composition The remuneration of Novo Nordisk’s Board comprises a fixed base fee, a multiplier of the fixed base fee for members of the Board committees, a travel allowance as well as fees for ad hoc tasks, if relevant. The total remuneration for each Board member supports the main focus of the Board on corporate strategy, supervision, organisation and governance, thus contributing to the long-term interest of Novo Nordisk. When proposing the fees to be paid to the Board members, the Board refers to market benchmarks and considers the actual role and responsibility of the individual Board member. It is the Remuneration Committee’s and the Board’s assessment that this approach ensures fees which are fair, not excessive and which support the recruitment of Board candidates with the desired qualifications.

7Novo Nordisk Remuneration Report 2023 Table 1 – Remuneration composition Remuneration components Board of Directors Comments Base fee Fixed fee based on Board role. Board committee fee Fixed fee based on committee role. Travel allowance Allowance to compensate for long distance travelling. Fee for ad hoc tasks Fees for ad hoc tasks assigned by the Board to board members outside their normal duties. Short-term cash-based incentive programme — Long-term share-based incentive programme — Pension — Social security taxes Payment of social security taxes imposed on Novo Nordisk by authorities. Expenses Reasonable expenses for travel and accommodation in relation to meetings and relevant education are reimbursed. Other benefits Other benefits include assistance on tax-related matters for members based outside Denmark as well as secretarial support to the Chair. Severance payment — Directors' and officers' liability insurance and indemnification It is the policy to take out customary D&O insurance and to indemnify Board members against claims for damages in accordance with the Remuneration Policy. Base fee, Board committee fee, travel allowance and fee for ad hoc tasks In 2023, the multiplier for the chair increased from 3.00 to 4.00 times the base fee and the base fee increased by 3.8% in line with general salary inflation. The travel allowance level increased by 3.7%. No fees for ad hoc tasks were paid in 2023. Social security taxes In 2023, Novo Nordisk paid social security taxes imposed by authorities in relation to the Board members in line with the Policy. Expenses In 2023, Novo Nordisk reimbursed reasonable expenses relating to travel and accommodation for the Board members in line with the Policy. Share-based incentive In 2023, no stock options, warrants or participation in other incentive schemes were offered to the Board members, except for employee-elected Board members, who may be eligible to participate in ordinary share programmes as employees in Novo Nordisk. Other benefits In 2023, professional fees in connection with assistance on tax-related matters incurred by Board members based outside of Denmark were reimbursed. The Chair was provided with an office and secretarial support in Novo Nordisk’s headquarters in Bagsværd, Denmark. Directors' and officers' liability insurance and indemnification In 2023, Novo Nordisk upheld and paid the costs of directors’ and officers’ liability insurance that also covers Board members. Moreover, in 2023, Novo Nordisk did not indemnify its Board members against claims for damages.

Novo Nordisk Remuneration Report 2023 8

2.3 Board remuneration benchmark

Board fees are evaluated annually against relevant benchmarks of Nordic general industry companies as well as European pharma companies similar to Novo Nordisk in size, complexity and market capitalisation.

The peer groups against which Board remuneration were assessed for 2023 were set in May 2023 and were identical to those applied in 2022 as well as to those applied for executive remuneration benchmarking. The groups comprised the following:

Nordic general industry peer group - 14 large Nordic companies selected based on market capitalisation and/or revenue: A.P. Møller-Mærsk, Assa Abloy, Atlas Copco, Carlsberg, Coloplast, Equinor, Telefonaktiebolaget LM Ericsson, Kone, Nokia, Novozymes, Sandvik, UPM-Kymmene, Volvo and Ørsted.

European pharma peer group - eight pharma companies listed in Europe selected based on headcount, revenue and market capitalisation: AstraZeneca, Bayer, GlaxoSmithKline, Merck KGaA, Novartis, Roche, Sanofi and UCB.

The benchmark of the Board remuneration for 2023 revealed the following positioning:

Table 2 – Market positioning of Board remuneration 2023

Benchmarks	Nordic general industry	European pharma
Chair	Above the upper quartile	Slightly below the lower quartile
Vice chair	Above the upper quartile	Between the lower quartile and the median
Member	Slightly below the upper quartile	Around the lower quartile
Committees	Above the upper quartile	Broadly between the median and the upper quartile

2.4 Board and committee fee levels 2023

In March 2023, the Annual General Meeting approved the level for Board remuneration 2023 included in tables 3 and 4 below.

Table 3 – Board and committee fee levels 2023

	Chair		Vice chair		Member	
	Multiplier	DKK	Multiplier	DKK	Multiplier	DKK
Board	4.00	3,136,000	2.00	1,568,000	1.00	784,000
Audit Committee	1.00	784,000	—	—	0.50	392,000
Nomination Committee	0.50	392,000	—	—	0.25	196,000
Remuneration Committee	0.50	392,000	—	—	0.25	196,000
R&D Committee	0.50	392,000	—	—	0.25	196,000

Table 4 – Travel allowances for Board members and committee members 2023

In home country with 5 hours or more of air travel	Outside home country but on home continent	On another continent than the home country
DKK 42,000 per meeting	DKK 42,000 per meeting	DKK 84,000 per meeting

Novo Nordisk Remuneration Report 2023 9

2.5 Board remuneration 2023

Table 5 below includes the total remuneration of each Board member in 2023.

Table 5 – Actual remuneration of the Board 2023[1]

DKK million	Current role	Fixed base fee	Fee for ad hoc tasks and committee work	Travel allowance	Total[4]
Helge Lund[2]	BC and NC	2.9	0.4	0.6	3.9
Henrik Poulsen	BV, RC and AM	1.6	0.7	0.1	2.4
Elisabeth Dahl Christensen	RM	0.8	0.2	0.1	1.1
Laurence Debroux	AC and RM	0.8	1.0	0.3	2.1
Andreas Fibig	RDM	0.8	0.2	0.4	1.4
Sylvie Grégoire	AM, NM and RDM	0.8	0.8	0.4	2.0
Liselotte Hyveled	RDM	0.8	0.2	0.1	1.1
Mette Bøjer Jensen	AM	0.8	0.4	0.1	1.3
Kasim Kutay	NM and RDM	0.8	0.4	0.1	1.3
Christina Law	AM	0.8	0.4	0.5	1.7
Martin Mackay	RDC and RM	0.8	0.6	0.4	1.8
Thomas Rantzau	NM	0.8	0.2	0.1	1.1
Former members:					
Jeppe Christiansen[3]		0.2	0.1	0.0	0.3
Board of Directors in total		**12.7**	**5.6**	**3.2**	**21.5**

BC = Board chair, BV = Board vice chair, AC = Audit Committee chair, AM = Audit Committee member, NC = Nomination Committee chair, NM = Nomination Committee member, RC = Remuneration Committee chair, RM = Remuneration Committee member, RDC = R&D Committee chair, RDM = R&D Committee member.
1. None of the Board members received remuneration from companies in the Novo Nordisk Group other than Novo Nordisk A/S for this period. Board fee levels were adjusted as of April 2023. 2. Novo Nordisk provides secretarial assistance to the Chair in Denmark as part of the role as Chair. 3. Jeppe Christiansen resigned from the Board in March 2023. 4. Excluding social security taxes and other benefits paid by Novo Nordisk amounting in aggregate to less than DKK 1 million.

2.6 Shareholdings of Board Members

As of 31 December 2023, the Board members held shares in Novo Nordisk as follows:

Table 6 – Shareholdings of Board Members

	At the beginning of the year[1]	Additions during the year	Sold/ transferred during the year	At the end of the year	Market value[2] DKK million
Helge Lund[3]	12,000	0	0	12,000	8.4
Henrik Poulsen	13,462	0	0	13,462	9.4
Elisabeth Dahl Christensen	2,416	150	0	2,566	1.8
Laurence Debroux	400	0	0	400	0.3
Andreas Fibig	859	310	0	1,169	0.8
Sylvie Grégoire	5,750	0	0	5,750	4.0
Liselotte Hyveled[4]	4,065	2,981	(1,420)	5,626	3.9
Mette Bøjer Jensen	2,784	150	0	2,934	2.0
Kasim Kutay	988	0	(552)	436	0.3
Christina Law	0	1,300	0	1,300	0.9
Martin Mackay	6,600	0	0	6,600	4.6
Thomas Rantzau	1,364	150	0	1,514	1.1
Board of Directors in total	**50,688**	**5,041**	**(1,972)**	**53,757**	**37.5**

1. The trading unit of the Novo Nordisk B shares listed on NASDAQ Copenhagen was changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs listed on the New York Stock Exchange (NYSE) were similarly split as of 20 September 2023. Comparative figures (number of shares and share price) have been restated to reflect the change in trading unit from DKK 0.20 to DKK 0.10. 2. Calculation of market value is based on the quoted share price of DKK 698.10 at the end of the year. 3. Of which, Helge Lund holds 6,000 shares through Inkerman AS, Norway. 4. Compared to Remuneration Report 2022, the shareholding at the beginning of 2023 has been corrected to reflect Liselotte Hyveled's proportion of shares in joint ownership.

10Novo Nordisk Remuneration Report 2023 3. Remuneration of Executive Management 3.1 Key developments in executive remuneration 2023 Novo Nordisk's Remuneration Policy as adopted by the Annual General Meeting provides the framework for the remuneration of the executives in 2023. On 1 November 2023, the Board approved a new executive incentive claw back policy effective as of 1 December 2023. Consequently, the section on malus and claw back in the Remuneration Policy has been amended. As a foreign private issuer on New York Stock Exchange, Novo Nordisk is required to implement the new claw back policy according to new US regulation introduced by the Securities & Exchange Commission (SEC). In 2023, the executive remuneration did not deviate from the Remuneration Policy. The Remuneration Policy is available at: ww w.novonordisk.com/about/corporate-governance.html. As of 7 March 2023, Monique Carter resigned from Novo Nordisk while David Moore and Tania Sabroe were appointed executive vice presidents, increasing the total number of members of Executive Management from 10 to 11. Total remuneration of Executive Management amounted to DKK 318.3 million (DKK 260.7 million in 2022). The remuneration level is a result of solid business results and individual performance by the executives. The 22% increase in total remuneration compared to 2022 is mainly due to the increase in the number of members of Executive Management from 10 to 11 and an increase in STIP payout as a result of higher performance. In 2023, the total remuneration for the chief executive officer (CEO) amounted to DKK 68.2 million (DKK 60.1 million in 2022) of which 45% is not yet finally determined and 48% is deferred. Of the total remuneration, 29% is fixed and 71% is variable remuneration. The increase in total remuneration from 2022 to 2023 was 13%. The remuneration level is a result of solid business results and individual performance by the CEO. The base salary of the CEO was increased by 4% in line with other employees in Novo Nordisk A/S due to general salary inflation. The short-term incentive programme for 2023 (STIP 2023) is based on targets aligned with Novo Nordisk's Strategic Aspirations 2025 and on an assessment of the individual contribution. As a result of the solid performance in 2023 the Board determined that the short-term incentive for the CEO for 2023 was 96% of the maximum short-term incentive (77% in 2022) equalling 11.5 months’ base salary. The long-term incentive programme for 2023 (LTIP 2023) is share-based with a three-year performance period (2023-2025) and a two-year holding period (2026-2027). Targets are aligned to Novo Nordisk's Strategic Aspirations 2025. Performance under the programme can only be finally determined after the end of the three-year performance period and full reporting of the performance will be included in the Remuneration Report for 2025. Based on a solid performance in 2023 the programme is tracking above or around targets after the first year of the three-year period.

Novo Nordisk Remuneration Report 2023 11

3.2 Remuneration composition

Remuneration for executives comprises a base salary, a pension contribution, benefits, a short-term cash-based incentive, a long-term share-based incentive and other components.

The fixed remuneration enables the executives to take decisions with a long-term perspective in mind without undue considerations for short- or long-term incentives. The variable remuneration is designed to promote performance in line with Novo Nordisk's strategy. The variable remuneration is based on a number of targets that must be achieved before the incentive is released to the executive. Targets are aligned with short- and long-term strategic priorities in the corporate strategy and thereby ensure that the long-term interests and the sustainability of Novo Nordisk are considered.

When determining the remuneration paid to the executives, the Board refers to market benchmarks and considers the balance between fixed and variable pay, as well as the threshold, target and maximum achievement levels determined for variable pay. Also, the Board considers the individual executive and their role. It is the Remuneration Committee's and the Board's assessment that this approach is functioning properly and ensures remuneration which is fair, not excessive and which supports the recruitment of qualified candidates for executive roles.

Table 7 – Remuneration components

Types	Remuneration components	Registered executives	Comments
Fixed	Base salary	✓	Accounts for approximately 20–45% of the total value of the remuneration package for the CEO.*
	Pension	✓	10% of base salary.
	Benefits	✓	The executives receive non-monetary benefits such as company cars, phones etc. Executives domiciled and working in different countries or relocating internationally may receive special allowances and benefits.
Variable	Short-term cash-based incentive programme (STIP)	✓	Up to 12 months' base salary per year for the CEO and up to nine months base salary for the executive vice presidents.
	Long-term share-based incentive programme (LTIP)	✓	Up to 26 months' base salary per year for the CEO and up to 19.5 months' base salary per year for the executive vice presidents. Three years performance period and a subsequent two-year holding period.
Other	Shareholding requirements	✓	To further align the interests of the shareholders and executives, the CEO should hold Novo Nordisk B shares corresponding to two times the annual base salary, and the executive vice presidents should hold shares corresponding to the annual base salary.
	Travel allowance	—	
	Fee for ad hoc tasks	—	
	Expenses	✓	Reasonable expenses are reimbursed.
	Recruitment arrangements	✓	When recruiting new executives who are not employed by Novo Nordisk at the time of appointment as executive, the Board of Directors may grant a sign-on arrangement in the form of cash payment or share incentive programme.
	Notice period and severance payment	✓	Employment may be terminated by Novo Nordisk with 12 months' notice and by the executive with six months' notice. Executives may be entitled to up to 24 months' base salary plus pension contribution depending on the circumstances of the termination of the employment.
	Malus and clawback	✓	The Board may decide to retain any unpaid or unvested incentive compensation (malus). Moreover the Board may, and in some cases must, recover incentive compensation that has been paid or has vested in the past (clawback).
	Directors' and officers' liability insurance and indemnification	✓	It is the policy to take out customary D&O insurance and to indemnify executives against claims for damages in accordance with the Remuneration Policy.

* The interval 20-45% denotes the span between 'maximum performance' and 'on-target performance'.

12Novo Nordisk Remuneration Report 2023 Base salary In 2023, the base salary of the executives increased by 4% effective as of 1 January 2023, in line with other employees of Novo Nordisk A/S. The base salary for Henrik Wulff increased by 5% effective as of 9 May 2023 recognising his increased responsibilities when taking over CMC Development from Research & Early Development. The base salary for Karsten Munk Knudsen increased by 15% effective as of 1 June 2023 based on benchmarks. Pension In 2023, executives were eligible for a defined contribution pension scheme of 10% of base salary. No executive has a prospective entitlement to a defined benefit pension scheme. Benefits In 2023, executives received non-monetary benefits in relation to company cars, phones, etc. in line with the Remuneration Policy. Moreover, executives were granted 74 restricted stock units as part of the 100 years' anniversary share programme offered to all employees. Short-term cash-based incentive The short-term incentive programme for 2023 (STIP 2023) is a one-year cash-based incentive programme as further described in section 3.6 below. The Board assessed that the outcome of the company performance in 2023 in relation to the corporate targets is 71% of maximum pay-out, cf. table 13 below. Moreover, the Board assessed the individual performance of the CEO, cf. table 13 below, resulting in a pay-out of 96% of the maximum pay-out equalling 11.5 months’ base salary. For Karsten Munk Knudsen, the individual performance was meeting high expectations, leading to a total pay-out of 96% of maximum. For Martin Holst Lange, the individual performance was meeting high expectations, leading to a total pay-out of 96% of maximum. For Marcus Schindler, the individual performance was meeting high expectations, leading to a total pay-out of 96% of maximum. For Camilla Sylvest, the individual performance was meeting high expectations, leading to a total pay-out of 96% of maximum. For Henrik Wulff, the individual performance was meeting high expectations, leading to a total pay-out of 96% of maximum. For Monique Carter, the individual performance from 1 January to 7 March 2023 lead to a total payout of DKK 0.8 million. Long-term share-based incentive The long-term incentive programme (LTIP) is share-based with a three-year performance period and a two-year holding period as further described in section 3.7 below. Based on a solid performance in 2023, the final performance of LTIP 2021 is 86% of maximum allocation, cf. table 19 below, and the performance of LTIP 2022 and LTIP 2023 are tracking above or around targets, cf. tables 18 and 17 below. Shareholding requirements In 2023, all executives met the shareholding requirements, cf. table 23 below. Expenses In 2023, executives received reimbursement for reasonable expenses in relation to travel, etc. Recruitment arrangements In 2023, no sign-on arrangements were agreed with the registered executives. Notice period and severance payment As of 7 March 2023, former executive vice president Monique Carter resigned from Novo Nordisk. Monique Carter continued to provide certain services for Novo Nordisk until 1 June 2023. Malus and claw-back In 2023, there was no legal or factual basis on which to exercise malus or claw-back from current or former executives. Directors' and officers' liability insurance and indemnification In 2023, Novo Nordisk upheld and paid the costs of directors’ and officers’ liability insurance that also cover the executives. Moreover, in 2023, Novo Nordisk did not indemnify its executives against claims for damages.

13Novo Nordisk Remuneration Report 2023 3.3 Executive remuneration benchmark Executive remuneration is evaluated annually against relevant benchmarks of Nordic general industry companies and European pharma companies similar to Novo Nordisk in size, complexity and market capitalisation. The peer groups against which executive remuneration were assessed for 2023 were set in May 2023 and were identical to those applied in 2022, as well as those applied for Board remuneration benchmarking. The groups comprised the following: Nordic general industry peer group - 14 Nordic companies selected based on market capitalisation and/or revenue: A.P. Møller-Mærsk, Assa Abloy, Atlas Copco, Carlsberg, Coloplast, Equinor, Telefonaktiebolaget LM Ericsson, Kone, Nokia, Novozymes, Sandvik, UPM-Kymmene, Volvo and Ørsted. European pharma peer group - eight pharma companies listed in Europe selected based on headcount, revenue and market capitalisation: AstraZeneca, Bayer, GlaxoSmithKline, Merck KGaA, Novartis, Roche, Sanofi and UCB. The benchmark of the CEO remuneration at ‘on-target performance’ for 2023 revealed the following positioning: Table 8 – Market positioning of CEO remuneration 2023 Benchmarks Nordic general industry European pharma CEO Above the upper quartile Below the lower quartile 3.4 Executive remuneration in 2023 The graphs in table 9 below illustrate the 2023 total remuneration and performance of the CEO as compared to minimum, on-target and maximum performance. Table 10 below includes the total remuneration of each executive in 2023. DKK million Base salary Pension Benefits STI LTI 80 70 60 50 40 30 20 10 0 Minimum Target Actual1Maximum Table 9 – Total remuneration composition and performance overview for the CEO – 2023 20 43 75 68 1. The graph does not reflect the potential adjustment of the number of shares allocated in the LTIP 2023 after the three-year performance period.

Novo Nordisk Remuneration Report 2023

14

Table 10 – Actual remuneration of Executive Management for 2023[1]

DKK million	Base salary	Pension	Benefits[5]	Short-term incentive	Total[6]	Long-term incentive[7]	Total	Fixed	Variable	Total
Lars Fruergaard Jørgensen - President and CEO	17.9	1.8	0.3	17.2	37.2	31.0	68.2	20.0	48.2	68.2
Karsten Munk Knudsen - Finance, Legal & Global Solutions	8.1	0.8	0.3	6.1	15.3	11.1	26.4	9.2	17.2	26.4
Martin Holst Lange - Development	7.5	0.7	0.3	5.3	13.8	9.6	23.4	8.5	14.9	23.4
Marcus Schindler - Research & Early Development	7.5	0.7	0.5	5.3	14.0	9.6	23.6	8.7	14.9	23.6
Camilla Sylvest - Commercial Strategy & Corporate Affairs	7.5	0.7	0.3	5.3	13.8	9.6	23.4	8.5	14.9	23.4
Henrik Wulff - Product Supply, Quality & IT	8.1	0.8	0.4	5.9	15.2	10.7	25.9	9.3	16.6	25.9
Non-registered executives[2, 3]	34.0	11.4	1.2	32.1	78.7	46.5	125.2	42.0	83.2	125.2
Former executives:										
Monique Carter[4]	1.0	0.1	0.3	0.8	2.2	—	2.2	1.4	0.8	2.2
Executive Management in total	**91.6**	**17.0**	**3.6**	**78.0**	**190.2**	**128.1**	**318.3**	**107.6**	**210.7**	**318.3**

1. None of the registered executives have received remuneration from companies in the Novo Nordisk Group other than Novo Nordisk A/S for this period. 2. On 7 March 2023, Novo Nordisk's Executive Management was expanded to include David Moore and Tania Sabroe. Amounts included in remuneration from effective date in 2023 with exception of short-term incentive and long-term incentive, which cover the full year. 3. Includes remuneration for Maziar Mike Doustdar, Ludovic Helfgott, Doug Langa, David Moore and Tania Sabroe, who in addition received benefits and recruitment arrangements in accordance with their contracts and local guidelines. The benefits and recruitment arrangements received in 2023 not included in the above table amounted to DKK 14.9 million. 4. As of 7 March 2023, Monique Carter resigned as executive vice president of Novo Nordisk A/S. The remuneration until 7 March 2023 is included in the table above. Monique Carter continued to provide certain services for Novo Nordisk until 1 June 2023, for which she was remunerated DKK 1.6 million not included in the table. 5. Additionally, executives were granted 74 restricted stock units as part of the 100 years' anniversary share programme offered to all employees. 6. Excluding social security taxes paid amounting to DKK 4.0 million for Executive Management. 7. The LTIP 2023 has a three-year performance period and a subsequent two-year holding period. The value is the cash-amount of the long-term incentive granted in the year using the grant-date market value of Novo Nordisk B shares at the share price of DKK 481.00 in February 2023. This share price is adjusted for expected dividend. For shares allocated for the LTIP 2023, the number of shares may potentially be reduced or increased depending on whether Novo Nordisk's performance during the three-year performance period is lower or higher compared to targets determined by the Board. The value of LTIP 2023 is based on on-target performance adjusted for the 2023 performance.

3.5 Breakdown of CEO remuneration 2023

Fixed / Variable. Base salary, pension and benefits are fixed remuneration, while short-term incentive and long-term incentive are variable remuneration dependent on the achievement of pre-defined targets. Consequently, DKK 20.0 million (equalling 29%) of Lars Fruergaard Jørgensen's remuneration relating to 2023 is fixed remuneration, while DKK 48.2 million (equalling 71%) is variable, cf. table 10 above.

Finally determined / Not finally determined. The shares allocated to the executives under the LTIP 2023 are subject to a three-year performance period where the number of shares preliminarily allocated might be reduced or increased. The reduction or increase will depend on whether the actual performance by Novo Nordisk during the three-year performance period is lower or higher than the targets determined by the Board. Consequently, DKK 31.0 million (equalling 45%) of Lars Fruergaard Jørgensen's remuneration relating to 2023 has not yet been finally determined, while DKK 37.2 million (equalling 55%) has been finally determined, cf. table 11 below.

Cash / Deferred. Shares allocated to the executives under the LTIP 2023 as well as pension have not been paid out but will be paid out later. Additionally, the value of LTIP 2023 is subject to changes in the performance period followed by a two-year holding period. Consequently, the total cash received by Lars Fruergaard Jørgensen for 2023 was DKK 35.4 million (equalling 52%), while the deferred remuneration relating to 2023 to potentially be transferred later amounted to DKK 32.8 million (equalling 48%), cf. table 11 below.

Novo Nordisk Remuneration Report 2023

15

Table 11 – Breakdown of CEO remuneration for 2023 – ratios

DKK million and %	Finally determined	Not finally determined	Total	Cash	Deferred	Total
Lars Fruergaard Jørgensen	37.2	31.0	68.2	35.4	32.8	68.2
	55%	45%	100%	52%	48%	100%

3.6 Short-term incentive programme 2023

The STIP 2023 is a one-year cash-based incentive programme, cf. table 12 below. The maximum pay-out cannot exceed 12 months' base salary for the CEO and nine months' base salary for the executive vice presidents. Corporate targets have a weighting of 75%, apply to all executives and are aligned to Novo Nordisk's Strategic Aspirations 2025: Purpose & Sustainability, Innovation & Therapeutic Focus, Commercial Execution and Financials. The individual targets have a weighting of 25%. The corporate targets are set and progress is assessed by the Board, while the individual targets are set by the Board in relation to the CEO and by the CEO in relation to the executive vice presidents. Target achievement is assessed by the Board.

Table 12 – Short-term incentive programme – programme design


2023
STIP 2023
25%
Sales performance
25%
Operating profit performance
25%
Non-financial performance
25%
Individual targets
Final evaluation by the end of 2023

Table 13 below shows the corporate targets set by the Board and the individual targets for the CEO as set by the Chair of the Board in the beginning of 2023. Threshold and maximum performance targets were set for each metric at the same time. Performance below the threshold level for a metric would result in 0% pay-out for that metric. Performance above the maximum performance target would result in maximum incentive pay-out for that metric. The table also includes the achievement as assessed by the Board in the beginning of 2024.

Table 13 – Short-term incentive programme 2023 for the CEO

Measure	Metric	Weighting	Target	Performance 2023	STIP outcome of maximum pay-out
Commercial Execution	Sales growth	25%	16.9%[1]	37.4%[1]	25%
Financials	Operating profit growth	25%	17.6%[2]	45.6%[2]	25%
Purpose & Sustainability and Innovation & Therapeutic Focus[3]	Achievement of strategic initiatives	25%	10 out of 13	12 out of 13	21%
Individual performance[4]	Individual targets	25%	Qualitative assessment	Meeting high expectations	25%
Total		**100%**			**96%**

1. Sales growth (comparable exchange rates). 2. Operating profit growth (comparable exchange rates). 3. For performance within Purpose & Sustainability and Innovation & Therapeutic Focus, see table 14 below. 4. For individual performance, see table 15 below.

Table 14 below shows the performance in 2023 in relation to the non-financial targets within Purpose & Sustainability and Innovation & Therapeutic Focus in the STIP 2023. All targets have been aligned to Novo Nordisk's Strategic Aspirations 2025.

Novo Nordisk Remuneration Report 2023 16

Table 14 – Short-term incentive programme 2023 – Purpose & Sustainability and Innovation & Therapeutic Focus

Measure	Metric	Target	Performance 2023	Target achievement
Purpose & Sustainability	**Social responsibility:**			
	Reach 46,000 children and adolescents through Changing Diabetes® in Children	More than 46,000 children	Achieved	Yes
	Environmental responsibility:			
	Reduce Scope 1, 2 and partial Scope 3 (business flight and product distribution) CO_2 emissions compared to 2019	Reduce by 30%	On track	Yes
	Sustainable employer:			
	Progress towards Diversity & Inclusion (D&I) aspirational targets	Progress compared to 2022	On Track	Yes
	Sustainable supply chain:			
	Ensure supply of products in disposable devices	During 2023	Supply below incentive target	No
Innovation & Therapeutic Focus	**Diabetes care:**			
	Initiate pre-clinical development with a pre-specified drug candidate	By Q4 2023	Achieved	Yes
	Submit new drug application for insulin icodec to the FDA	By Q2 2023	Achieved	Yes
	Initiate phase 3a trial for CagriSema in Type 2 Diabetes (REIMAGINE)	By Q3 2023	Achieved	Yes
	Obesity care:			
	Initiate phase 1 trial for subcutaneous amycretin in Obesity	By Q4 2023	Achieved	Yes
	Complete cardiovascular outcome trial for subcutaneous semaglutide (SELECT)	By Q3 2023	Achieved	Yes
	Complete patient recruitment in phase 3a trial for CagriSema in Obesity (REDEFINE 1)	By Q3 2023	Achieved	Yes
	Complete phase 3a trial with oral semaglutide 50 mg in Obesity (OASIS 1)	By Q2 2023	Achieved	Yes
	Rare Disease:			
	Complete patient recruitment in phase 3a trial for Mim8 in Haemophilia A (FRONTIER 2)	By Q3 2023	Achieved	Yes
	Other serious chronic diseases:			
	Initiate phase 1 trial for a project using the GalXC-Plus RNA platform	By Q4 2023	Achieved	Yes
Total				**12 out of 13**

Novo Nordisk Remuneration Report 2023
17

Table 15 below shows the performance in 2023 in relation to the individual performance in the STIP 2023 for the CEO, as assessed by the Board.

Table 15 – Short-term incentive programme 2023 - Individual performance by the CEO

Individual performance	Target achievement	2023 performance
Individual targets	Lars Fruergaard Jørgensen is an effective and respected CEO of Novo Nordisk. He leads based on our values, sets a clear strategic direction, is ambitious and collaborates effectively with the Board, his team, and the broader organisation. He communicates in an open and thoughtful way with internal and external stakeholders.	Meeting high expectations

3.7 Long-term incentive programmes 2023, 2022 and 2021

The LTIP is share-based and as of 2021 it will have a three-year performance period and a subsequent two-year holding period, cf. table 16 below. Targets are set at the beginning of the performance period and include determination of threshold, on-target level of performance and level of performance to achieve maximum pay-out. The maximum share allocation at grant cannot exceed 26 months' base salary for the CEO and 19.5 months' base salary for the executive vice presidents, hence the LTIP is capped at a number of shares at the time of grant. Financial targets are set by the Board for a three-year period, while every year the Board will set the non-financial targets for a one-year period. All targets are aligned to Novo Nordisk's Strategic Aspirations 2025: Purpose & Sustainability, Innovation & Therapeutic Focus, Commercial Execution and Financials. Target achievement is assessed by the Board. The holding requirement in the two-year holding period is 50% of the vested shares. As part of the phase-in the holding requirement in 2025 for shares granted under LTIP 2021 is, however, reduced to 25%.

Table 16 – Long-term incentive programme – programme design


2021
2022
2023
2024
2025
2026
2027
LTIP 2021
33%
Sales performance
33%
Operating profit performance
33%
Non-financial performance
Non-financial performance
Non-financial performance
Final evaluation
Holding of 50% in 2024 and 25% in 2025
LTIP 2022
33%
Sales performance
33%
Operating profit performance
33%
Non-financial performance
Non-financial performance
Non-financial performance
Final evaluation
Holding of 50%
LTIP 2023
33%
Sales performance
33%
Operating profit performance
33%
Non-financial performance
Non-financial performance
Non-financial performance
Final evaluation
Holding of 50%

Novo Nordisk Remuneration Report 2023 18

Table 17 below shows how performance under the LTIP 2023 is tracking against targets as assessed by the Board in the beginning of 2024. Full reporting of the performance under the LTIP 2023 will be included in the Remuneration Report for 2025.

Table 17 – Long-term incentive programme 2023 – interim update regarding ongoing long-term incentive performance cycle

Measure	Metric	Weighting	Performance 2023	Performance 2024	Performance 2025	Tracking
Commercial Execution	3 year-average sales growth[1]	33%	36%	N/A	N/A	Above target
Financials	3 year-average operating profit growth[2]	33%	44%	N/A	N/A	Above target
Purpose & Sustainability and Innovation & Therapeutic Focus	Achievement of strategic initiatives[3]	33%	12 out of 13	N/A	N/A	Around target

1. Sales growth (Constant Exchange Rate). 2. Operating Profit Growth (Constant Exchange Rate). 3. The non-financial targets for 2023 in the LTIP 2023 are identical to the non-financial targets in the STIP 2023. For performance in 2023 within Purpose & Sustainability and Innovation & Therapeutic Focus, see table 14 above.

Table 18 below shows how performance under the LTIP 2022 is tracking against targets as assessed by the Board in the beginning of 2024. Full reporting of the performance under the LTIP 2022 will be included in the Remuneration Report for 2024.

Table 18 – Long-term incentive programme 2022 – interim update regarding ongoing long-term incentive performance cycle

Measure	Metric	Weighting	Performance 2022	Performance 2023	Performance 2024	Tracking
Commercial Execution	3 year-average sales growth[1]	33%	16%	36%	N/A	Above target
Financials	3 year-average operating profit growth[2]	33%	15%	44%	N/A	Above target
Purpose & Sustainability and Innovation & Therapeutic Focus	Achievement of strategic initiatives[3]	33%	9 out of 12	12 out of 13	N/A	Around target

1. Sales growth (Constant Exchange Rate). 2. Operating Profit Growth (Constant Exchange Rate). 3. The non-financial targets for 2023 in the LTIP 2022 are identical to the non-financial targets in the STIP 2023. For performance in 2023 within Purpose & Sustainability and Innovation & Therapeutic Focus, see table 14 above.

Novo Nordisk Remuneration Report 2023 19

Table 19 below shows the final reporting on LTIP 2021 against targets as assessed by the Board in the beginning of 2024. For final allocation of shares on LTIP 2021 see section 3.8.

Table 19 – Long-term incentive programme 2021 - final performance

			Performance							
Measure	**Metric**	**Weighting**	**2021**	**2022**	**2023**	**3 year average**	**Min**	**Target**	**Max**	**LTIP outcome of maximum pay-out**
Commercial Execution	3 year-average sales growth[1]	33%	14%	16%	36%	22%	5.0%	7.0%	9.0%	33%
Financials	3 year-average operating profit growth[2]	33%	13%	15%	44%	24%	4.0%	6.5%	9.0%	33%
Purpose & Sustainability and Innovation & Therapeutic Focus	Achievement of strategic initiatives[3]	33%	9 out of 11	9 out of 12	12 out of 13	Index 133[4]	5 in 2021 6 in 2022 7 in 2023	8 in 2021 9 in 2022 10 in 2023	11 in 2021 12 in 2022 13 in 2023	20%
Total		**100%**								**86%**

1. Sales growth (Constant Exchange Rate). 2. Operating Profit Growth (Constant Exchange Rate). 3. The non-financial targets for 2023 in the LTIP 2021 are identical to the non-financial targets in the STIP 2023. For performance in 2023 within Purpose & Sustainability and Innovation & Therapeutic Focus, see table 14 above. 4. Index at a scale of 0 - 200, where index 0 is at the level of performance at threshold and index 200 is at the level of performance at maximum.

3.8 Long-term incentive programmes 2021 – vested shares

The members of Executive Management in 2021 participated in a long-term incentive programme consisting of a three-year performance period (2021-2023) and a two-year holding period (2024-2025).

The average annual sales growth performance in 2021-2023 of 22% exceeded the performance level for maximum pay-out resulting in a pay-out of the maximum 33%. Likewise, the average annual operating profit growth performance in 2021-2023 of 24% exceeded the performance level for maximum pay-out resulting in a pay-out of the maximum 33%. Finally, the average achievement per year of strategic initiatives resulted in a pay-out of 20%, the maximum being 33%. In total, this resulted in a pay-out of 86% of the maximum for LTIP 2021, cf. tables 19 and 20.

Furthermore, during the performance period (2021-2023) the share price has increased by 210%, from DKK 225 to DKK 698.1, resulting in a similar increase in the value of the long-term incentive and thereby aligning the interests of the shareholders and the executives.

The total number of shares to be released to the executives by the end of January 2024 is specified in table 20 below. No dividend on the shares was paid to the executives during the three-year performance period.

The executives are required to hold 50% of the shares vesting for one year (2024) and 25% of the shares vesting for an additional year (2025). During the two-year holding period no further performance measures apply.

Novo Nordisk Remuneration Report 2023 20

Table 20 – Long-term incentive programme 2021 - final allocation of shares

	Preliminary allocation of shares at target (2021)		Performance adjusted allocation of shares at the end of the performance and vesting period (2021-2023)			
	Number of shares at target[1]	Market value at grant (DKK million)[2]	Performance adjustment	Total number of shares vesting	Market value (DKK million)[3]	Of which share price development 2021-2023 (DKK million)[4]
Lars Fruergaard Jørgensen	62,242	13.2	77,180	139,422	97.3	66.0
Karsten Munk Knudsen	19,376	4.1	24,026	43,402	30.3	20.5
Martin Holst Lange[5]	15,000	3.2	18,600	33,600	23.5	15.9
Marcus Schindler[5]	15,000	3.2	18,600	33,600	23.5	15.9
Camilla Sylvest	19,376	4.1	24,026	43,402	30.3	20.5
Henrik Wulff	20,462	4.3	25,372	45,834	32.0	21.7
Non-registered executives[6]	61,800	13.0	76,630	138,430	96.6	65.5
Former executives[7]:						
Monique Carter	—	—	—	—	—	—
Executive Management in total	**213,256**	**45.1**	**264,434**	**477,690**	**333.5**	**226.0**

1. The trading unit of the Novo Nordisk B shares listed on NASDAQ Copenhagen was changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs listed on the New York Stock Exchange (NYSE) were similarly split as of 20 September 2023. Comparative figures (number of shares and share price) have been restated to reflect the change in trading unit from DKK 0.20 to DKK 0.10. 2. The market value at launch is based on the Novo Nordisk B share price of DKK 225 in February 2021. The share price is adjusted for expected dividend. 3. The market value of the shares released in 2024 is based on the Novo Nordisk share price of DKK 698.10 at the end of 2023. 4. The share price development 2020-2023 is based on the difference between the B share price when granted in February 2021 of DKK 225 compared with the B share price of DKK 698.10 at the end of 2023. 5. Granted to Martin Holst Lange and Marcus Schindler pursuant to their employment terms prior to being appointed as Executive Vice Presidents. 6. Part is granted to non-registered executives pursuant to their employment terms prior to being appointed to non-registered Executives, these shares are not subject to the two-year holding period. 7. Includes executives who resigned or retired after 1 January 2023.

3.9 Long-term incentive programmes 2020 – vested shares

The members of Executive Management in 2020 participated in a long-term incentive programme consisting of a one-year performance period (2020) and a three-year vesting period (2021-2023). The LTIP 2020 was the last long-term incentive programme of its kind.

The shares were allocated after the one-year performance period (2020) based on certain performance criteria further described in Novo Nordisk's Remuneration Report for 2020, pages 15-17. The shares allocated were subject to a three-year vesting period in which the number of shares allocated could be reduced or increased by up to 30%. Hence, the LTIP 2020 was capped at a maximum number of shares at the time of grant. The reduction or increase depended on whether the actual average annual sales growth during the three-year vesting period was lower or higher than 6% (at constant exchange rates) as determined by the Board in January 2020.

The average sales growth in the three-year vesting period was 22% (at constant exchange rates) which was above the maximum performance target set by the Board and consequently the number of the shares was increased by 30%. Furthermore, during the performance period (2020) and the vesting period (2021-2023) the share price has increased by 221%, from DKK 217.5 to DKK 698.1, resulting in a similar increase of the value of the long-term incentive and thereby aligning the interests of the shareholders and the executives. The final number of shares to be released in January 2024 to current and former executives is specified in table 21 below. No dividend on the shares was paid to the executives during the one-year performance period or the three-year vesting period.

Novo Nordisk Remuneration Report 2023

21

Table 21 – Long-term incentive programme 2020 - final allocation of shares

	Preliminary allocation at the end of the performance period (2020)		Performance adjusted allocation of shares at the end of the vesting period (2021-2023)			
	Number of shares[1]	Market value at launch (DKK million)[2]	Additional allocation of shares due to sales growth[3]	Total number of shares vesting	Market value (DKK million)[4]	Of which share price development 2020-2023 (DKK million)[5]
Lars Fruergaard Jørgensen	101,354	20.8	30,406	131,760	92.0	63.3
Karsten Munk Knudsen	31,734	6.5	9,520	41,254	28.8	19.8
Martin Holst Lange[6]	12,908	2.7	3,872	16,780	11.7	8.1
Marcus Schindler[6]	12,908	2.7	3,872	16,780	11.7	8.1
Camilla Sylvest	31,734	6.5	9,520	41,254	28.8	19.8
Henrik Wulff	33,510	6.9	10,053	43,563	30.4	20.9
Non-registered executives[7]	98,528	20.2	29,557	128,085	89.4	61.6
Former executives[8]:						
Monique Carter	—	—	—	—	—	—
Executive Management in total	**322,676**	**66.3**	**96,800**	**419,476**	**292.8**	**201.6**

1. The trading unit of the Novo Nordisk B shares listed on NASDAQ Copenhagen was changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs listed on the New York Stock Exchange (NYSE) were similarly split as of 20 September 2023. Comparative figures (number of shares and share price) have been restated to reflect the change in trading unit from DKK 0.20 to DKK 0.10. 2. The market value at launch is based on the Novo Nordisk B share price of DKK 217.50 in February 2020. The share price is adjusted for expected dividend. 3. Increase by 30% due to sales growth in the vesting period (2021-2023). 4. The market value of the shares released in 2023 is based on the Novo Nordisk B share price of DKK 698.10 at the end of 2023. 5. The share price development 2020-2023 is based on the difference between the B share price when granted in February 2020 of DKK 217.50 compared with the B share price of DKK 698.10 at the end of 2023. 6. Granted to Martin Holst Lange and Marcus Schindler pursuant to their employment terms prior to being appointed as Executive Vice Presidents. 7. Part is granted to non-registered executives pursuant to their employment terms prior to being appointed to non-registered Executives. 8. Includes executives who resigned or retired after 1 January 2023.

3.10 Long-term incentive programmes 2022 and 2023 – unvested shares

Executives were eligible to participate in long-term incentive programmes in 2022 and 2023. The LTIP 2022 and LTIP 2023 are further described in section 3.7 above. Table 22 below includes an overview of shares allocated but not yet vested to each executive. The table only includes disclosures provided in this or prior remuneration reports. However, the number of shares allocated may be reduced or increased, depending on whether the performance of Novo Nordisk in the respective three-year periods deviates from targets determined by the Board. Moreover, the share price may change. Thus, table 22 below is not an expression of the actual value of each programme.

Novo Nordisk Remuneration Report 2023 22

Table 22 – Long-term incentive programmes 2022 and 2023 – unvested shares

Executives	Long-term incentive programmes[1]	Grant date	Vesting date	Number of shares preliminary allocated[2, 3]	Share price at grant date[3]	Total market value at launch (DKK million)[4]
Lars Fruergaard Jørgensen	2022 Shares allocated	February 2022	February 2025	87,114	334.5	27.8
	2023 Shares allocated	February 2023	February 2026	67,968	481.0	31.0
Karsten Munk Knudsen	2022 Shares allocated	February 2022	February 2025	27,120	334.5	8.7
	2023 Shares allocated	February 2023	February 2026	24,335	481.0	11.1
Martin Holst Lange	2022 Shares allocated	February 2022	February 2025	27,120	334.5	8.7
	2023 Shares allocated	February 2023	February 2026	21,159	481.0	9.6
Marcus Schindler	2022 Shares allocated	February 2022	February 2025	27,120	334.5	8.7
	2023 Shares allocated	February 2023	February 2026	21,159	481.0	9.6
Camilla Sylvest	2022 Shares allocated	February 2022	February 2025	27,120	334.5	8.7
	2023 Shares allocated	February 2023	February 2026	21,159	481.0	9.6
Henrik Wulff	2022 Shares allocated	February 2022	February 2025	28,638	334.5	9.1
	2023 Shares allocated	February 2023	February 2026	23,463	481.0	10.7
Non-registered executives	2022 Shares allocated	February 2022	February 2025	96,020	334.5	30.7
	2023 Shares allocated	February 2023	February 2026	101,959	481.0	46.4
Former executives[5]:						
Monique Carter	2022 Shares allocated	February 2022	February 2025	—	334.5	—
	2023 Shares allocated	February 2023	February 2026	—	481.0	—

1. For a description of the LTIP 2022 and LTIP 2023, see description in section 3.7. 2. For shares allocated under LTIP 2022 and LTIP 2023 the shares may potentially be reduced or increased depending on whether Novo Nordisk's performance during the three-year performance period is higher or lower compared to targets determined by the Board. For LTIP 2022 and LTIP 2023, the maximum share allocation for the CEO is 26 months' base salary and 19.5 months' base salary for executive vice presidents. The shares transferred under LTIP 2022 and LTIP 2023 are subject to subsequent two-year holding periods 2025-2026 and 2026-2027 respectively. 3. The trading unit of the Novo Nordisk B shares listed on NASDAQ Copenhagen was changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs listed on the New York Stock Exchange (NYSE) were similarly split as of 20 September 2023. Comparative figures (number of shares and share price) have been restated to reflect the change in trading unit from DKK 0.20 to DKK 0.10. 4. The share price used to calculate market value at launch (2023: DKK 455.5 and 2022: DKK 319.5) is adjusted for the expected dividend. 5. Includes executives who resigned or retired after 1 January 2023.

3.11 Shareholdings of Executive Management

As of 31 December 2023, the executives held shares in Novo Nordisk as follows:

Table 23 – Shareholdings of Executive Management

	At the beginning of the year[1]	Additions during the year[2]	Sold/ transferred during the year	At the end of the year	Market value[3] DKK million	Shareholding requirement met[4]
Lars Fruergaard Jørgensen	427,052	172,316	(100,000)	499,368	348.6	Yes
Karsten Munk Knudsen	134,722	48,722	0	183,444	128.1	Yes
Martin Holst Lange	17,866	22,106	(7,000)	32,972	23.0	Yes
Marcus Schindler	68,050	22,106	(10,000)	80,156	56.0	Yes
Camilla Sylvest	48,226	48,722	(59,286)	37,662	26.3	Yes
Henrik Wulff	157,926	54,118	(70,000)	142,044	99.2	Yes
Non-registered executives[5]	207,660	175,647	(165,904)	217,403	151.7	Yes
Executive Management in total	**1,061,502**	**543,737**	**(412,190)**	**1,193,049**	**832.9**	

1.The trading unit of the Novo Nordisk B shares listed on NASDAQ Copenhagen was changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs listed on the New York Stock Exchange (NYSE) were similarly split as of 20 September 2023. Comparative figures (number of shares and share price) have been restated to reflect the change in trading unit from DKK 0.20 to DKK 0.10. 2. All executives except David Moore have received 150 shares as part of the restricted stock unit programme which was initiated on 1 August 2019 and vested on 1 February 2023. 3. Calculation of market value is based on the quoted share price of DKK 698.10 at the end of 2023. 4. The CEO should hold Novo Nordisk B shares corresponding to two times the annual base salary, and the executive vice presidents should hold shares corresponding to the annual base salary. Basis for calculation of the annual base salary for an individual executive for a given year is typically defined as 12 times monthly base salary as of 1 April in the reporting year. The minimum shareholding requirement is generally phased in over a five-year period following the year of appointment. When an executive's holding of shares is calculated, non-vested shares from the long-term share-based incentive programme are not included except unvested shares vested in January/February following the reporting year. 5. Shareholdings of new members of executive management are included from the day they became members of executive management.

23Novo Nordisk Remuneration Report 2023 3.12 Reconciliation against Annual Report 2023 A reconciliation of total remuneration for Executive Management (both registered and non-registered) between table 10 of this Remuneration Report and total remuneration for Executive Management included in note 2.4 - Employee cost in Novo Nordisk's Annual Report 2023 is provided in table 24 below. Table 24 – Reconciliation DKK million 2023 Total remuneration for Executive Management (table 10) 318.3 Adjustment to: Social security (table 10, footnote 5) 4.0 Other benefits (table 10, footnote 3) 14.9 Long-term incentive programme1 (7.3) Total remuneration for Executive Management in note 2.4 in our Annual Report 329.9 1. The amounts for the incentive programme in table 10 of DKK 128.0 million are related to the 2023 programme only. The expense for the long-term incentive programme included in note 2.4 in Novo Nordisk's Annual Report of DKK 120.7 million comprises the programme for 2020, 2021, 2022 and 2023 amortised over the performance and vesting period, respectively. Participants at the Future Scientists Summer Camp, organised by Novo Nordisk and the LIFE Foundation to celebrate Novo Nordisk’s 100th anniversary in 2023.

24Novo Nordisk Remuneration Report 2023 4. Remuneration and Company Performance 2019–2023 4.1 Board remuneration 2019–2023 A summary of the development of the Board remuneration in the five-year period 2019–2023 is provided in table 25 below. Table 25 – Board remuneration 2019–2023 DKK million Election year 2019 2020 2021 2022 2023 Helge Lund 20171 3.1 2.7 2.8 3.1 3.9 % change 15% (13%) 4% 11% 26% % change annualised4 — — — — — Henrik Poulsen 2021 — — 0.9 2.0 2.4 % change N/A N/A N/A 122% 20% % change annualised4 N/A N/A N/A 67% — Elisabeth Dahl Christensen3 2022 — — — 0.8 1.1 % change N/A N/A N/A N/A 38% % change annualised4 N/A N/A N/A N/A 3% Laurence Debroux 2019 1.1 1.1 1.6 2.0 2.1 % change N/A 0% 45% 25% 5% % change annualised4 N/A (21%) — — — Andreas Fibig 2018 1.4 1.1 1.3 1.4 1.4 % change 56% (21%) 18% 8% 0% % change annualised4 27% — — — — DKK million Election year 2019 2020 2021 2022 2023 Sylvie Grégoire 2015 1.7 1.5 1.6 1.8 2.0 % change 6% (12%) 7% 13% 11% % change annualised4 — — — — — Liselotte Hyveled3 20222 — — — 0.8 1.1 % change N/A N/A N/A N/A 38% % change annualised4 N/A N/A N/A N/A 3% Mette Bøjer Jensen3 2018 1.0 0.9 0.9 1.2 1.3 % change 25% (10%) 0% 33% 8% % change annualised4 (9%) — — — — Kasim Kutay 2017 1.0 1.0 1.1 1.2 1.3 % change 0% 0% 10% 9% 8% % change annualised4 — — — — — Christina Law 2022 — — — 1.3 1.7 % change N/A N/A N/A N/A 31% % change annualised4 N/A N/A N/A N/A (2%) Martin Mackay 2018 1.4 1.2 1.4 1.7 1.8 % change 17% (14%) 17% 21% 6% % change annualised4 (7%) — — — — Thomas Rantzau3 2018 1.0 0.9 0.9 1.0 1.1 % change 25% (10%) 0% 11% 10% % change annualised4 (9%) — — — — Former members: Jeppe Christiansen 2013 1.9 1.8 1.9 1.4 0.3 % change 6% (5%) 6% (26%) (79%) % change annualised4 — — — — (14%) 1. From 2014 to 2015 Helge Lund was a member of the Board and he was elected to the Board again in March 2017. In March 2018 he was elected as chair of the Board. 2. From 2014 to 2018 Liselotte Hyveled was a member of the Board and she was elected to the Board again in March 2022. 3. Employee-elected members of the Board. 4. % change in annualised remuneration is calculated as the difference between i. actual remuneration in the calendar year in which the appointment/retirement occurred pro-rata adjusted for period of service to express remuneration for 12 month of membership and ii. actual remuneration in the following year (in case of appointments) or preceding year (in case of retirements). Changes in roles, responsibilities, committee memberships, base fee levels, travel activity, etc. are not adjusted for.

Novo Nordisk Remuneration Report 2023

25

A summary of the development of the remuneration of the Chair of the Board of Novo Nordisk A/S in the five-year period 2019–2023 is provided in table 26 below.

Table 26 – Remuneration 2019–2023 for the chair of the Board of Directors

DKK million	2019	2020	2021	2022	2023
Base fee	2.1	2.1	2.2	2.3	2.9
Fees for ad hoc tasks and committee work	0.4	0.4	0.4	0.4	0.4
Travel allowance	0.6	0.2	0.2	0.4	0.6
Total	**3.1**	**2.7**	**2.8**	**3.1**	**3.9**
Change	0.4	(0.4)	0.1	0.3	0.8
% change	**15%**	**(13%)**	**4%**	**11%**	**26%**

4.2 Executive remuneration 2019–2023

A summary of the development of the executive remuneration in the five-year period 2019–2023 is provided in table 27 below.

Table 27 – Executive remuneration 2019–2023

DKK million	2019	2020	2021[9]	2022	2023
Lars Fruergaard Jørgensen[1]	54.8	56.5	58.3	60.1	68.2
% change	33%	3%	3%	3%	13%
% change annualised[8]	—	—	—	—	—
Karsten Munk Knudsen[2]	17.2	19.7	20.4	21.5	26.4
% change	31%	15%	4%	5%	23%
% change annualised[8]	20%	—	—	—	—
Martin Holst Lange[3]	—	—	14.9	20.9	23.4
% change	N/A	N/A	N/A	40%	12%
% change annualised[8]	N/A	N/A	N/A	31%	—
Marcus Schindler[4]	—	—	14.9	20.9	23.6
% change	N/A	N/A	N/A	40%	13%
% change annualised[8]	N/A	N/A	N/A	31%	—
Camilla Sylvest[5]	17.3	19.7	20.4	21.3	23.4
% change	14%	14%	4%	4%	10%
% change annualised[8]	—	—	—	—	—
Henrik Wulff[6]	19.6	20.8	21.5	22.0	25.9
% change	17%	6%	3%	2%	18%
% change annualised[8]	—	—	—	—	—
Former executives:					
Monique Carter[7]	6.0	13.6	15.0	15.7	2.2
% change	N/A	127%	10%	5%	(86%)
% change annualised[8]	N/A	10%	—	—	9%

1. Lars Fruergaard Jørgensen was appointed executive vice president and chief information officer in January 2013 and in January 2017 he was appointed president and CEO. Lars Fruergaard Jørgensen's base salary has been phased in over a three-year period (year-over-year) since his appointment to CEO as of 1 January 2017. 2. Karsten Munk Knudsen was promoted to executive vice president and chief financial officer in February 2018. 3. Martin Holst Lange was promoted to executive vice president as of 1 March 2021. 4. Marcus Schindler was promoted to executive vice president and chief science officer as of 1 March 2021. 5. Camilla Sylvest was promoted to executive vice president in October 2017. 6. Henrik Wulff was promoted to executive vice president in April 2015. 7. Monique Carter was promoted to executive vice president in August 2019 and has resigned from Novo Nordisk's Executive Management as of 7 March 2023. 8. % Change in annualised pay is calculated as the difference between estimated pay for full 12 months service in the calendar year in which the appointment/retirement occurred and the actual pay of the following calendar year (in case of appointments) or the preceding year (in case of retirements). The calculation of annualised pay is based on the average actual incentive performance for executives in the given year. 9. In 2020, the Annual General Meeting adopted a new Remuneration Policy applicable as of 2021, resulting in a number of changes to the remuneration components, cf. the Remuneration Report 2021.

Novo Nordisk Remuneration Report 2023 26

A summary of the development of the remuneration of the CEO in the five-year period 2019-2023 is provided in table 28 below.

Table 28 - Remuneration 2019–2023 for the CEO[1]

DKK million	2019	2020	2021[2]	2022	2023	% change
Base salary	13.9	14.1	16.7	17.1	17.9	
Pension on base salary	3.5	3.5	1.7	1.7	1.8	
Benefits	0.3	0.3	0.3	0.3	0.3	
Total base salary, pension and benefits	**17.7**	**17.9**	**18.7**	**19.1**	**20.0**	5%
Short-term incentive	13.9	14.2	12.6	13.2	17.2	
Pension on short-term incentive	3.5	3.6	—	—	—	
Total short-term incentive and pension	**17.4**	**17.8**	**12.6**	**13.2**	**17.2**	**30%**
Long-term incentive	19.7	20.8	27.0	27.8	31.0	12%
Total	**54.8**	**56.5**	**58.3**	**60.1**	**68.2**	**13%**
Change	13.5	1.7	1.8	1.8	8.1	
% change	**33%**	**3%**	**3%**	**3%**	**13%**	

1. Lars Fruergaard Jørgensen has held the position of CEO since 1 January 2017. Lars Fruergaard Jørgensen's base salary has been phased in over a three-year period (year-over-year) since his appointment as CEO as of 1 January 2017. 2. In 2020, the Annual General Meeting adopted a new Remuneration Policy applicable as of 2021 resulting in a number of changes to the remuneration components, cf. the Remuneration Report 2021.

4.3 Employee remuneration and company performance 2019–2023

A summary of the development of employee remuneration and of company performance in the five-year period 2019–2023 is provided in tables 29 and 30 below.

Table 29 – Employee remuneration 2019–2023[1]

	2019	2020	2021	2022	2023
Average employee remuneration excl. registered executives (DKK million) (parent company)	0.79	0.84	0.85	0.89	0.97
Average remuneration growth (parent company)	(1.9%)	6.0%	1.8%	4.4%	8.6%
Average employee remuneration excl. registered executives (DKK million) (group)	0.75	0.76	0.79	0.87	0.93
Average remuneration growth (group)	2.8%	1.6%	2.9%	10.6%	6.7%
CEO/Employee ratio (group)	73	74	74	69	76

1. Among other things, the average remuneration is impacted by adjustments to employee related liabilities, severance costs, and for those countries with long notice periods (e.g., Denmark) the timing difference between recognition of the severance costs and the corresponding reduction in the number of employees. Furthermore, the group numbers are impacted by currency fluctuations between the years.

Table 30 – Company performance 2019–2023

Group	2019	2020	2021	2022	2023
Sales growth as reported	9.1%	4.0%	10.9%	25.7%	31.3%
Sales growth in constant exchange rates (CER)	5.6%	6.7%	13.8%	16.4%	35.6%
Operating profit growth as reported	11.1%	3.1%	8.3%	27.6%	37.1%
Operating profit growth in constant exchange rates (CER)	5.6%	6.8%	12.7%	14.6%	43.7%
Parent company					
Sales growth	10.3%	8.0%	11.5%	26.7%	38.9%
Operating profit growth	18.5%	(0.6%)	1.4%	35.5%	63.5%

27Novo Nordisk Remuneration Report 2023 The Board of Directors’ statement on the Remuneration Report Today the Board of Directors has considered and approved the Remuneration Report of Novo Nordisk A/S for the financial year 1 January - 31 December 2023. The Remuneration Report has been prepared in accordance with section 139b of the Danish Companies Act. In our opinion, the Remuneration Report is in accordance with the Remuneration Policy adopted at the Annual General Meeting, and is free from material misstatement and omissions, whether due to fraud or error. The Remuneration Report will be presented for an advisory vote at the Annual General Meeting. Bagsværd, 31 January 2024 Board of Directors Helge Lund — Chair Henrik Poulsen — Vice Chair Elisabeth Dahl Christensen Laurence Debroux Andreas Fibig Sylvie Grégoire Liselotte Hyveled Mette Bøjer Jensen Kasim Kutay Christina Law Martin Mackay Thomas Rantzau

28Novo Nordisk Remuneration Report 2023 Independent auditor’s statement on the Remuneration Report To the shareholders of Novo Nordisk A/S We have examined whether the remuneration report for Novo Nordisk A/S for the financial year 1 January - 31 December 2023 contains the information required by section 139b(3) of the Danish Companies Act. We express a conclusion providing reasonable assurance. The Board of Directors' responsibility The Board of Directors is responsible for the preparation of the remuneration report in accordance with section 139b(3) of the Danish Companies Act and the remuneration policy adopted at the Annual General Meeting. Further, the Board of Directors is responsible for the internal control that the Board of Directors considers necessary to prepare the remuneration report without material misstatement and omissions, whether due to fraud or error. Auditor’s responsibility Our responsibility is to express a conclusion on the remuneration report based on our examinations. We conducted our examinations in accordance with ISAE 3000, Assurance Engagements Other than Audits or Reviews of Historical Financial Information, and additional requirements under Danish audit regulation to obtain reasonable assurance about our conclusion. Deloitte Statsautoriseret Revisionspartnerselskab is subject to International Standard on Quality Control (ISQC) 1 and, accordingly, applies a comprehensive quality control system, including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and statutory requirements. We have complied with the requirements for independence and other ethical requirements of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour, and ethical requirements applicable in Denmark. As part of our examinations, we have checked whether the remuneration report, to the extent relevant, includes the information required by section 139b(3), items 1-6, of the Danish Companies Act for the remuneration of each member of the Executive Management and the Board of Directors. We believe that the procedures performed provide a sufficient basis for our conclusion. Our examinations have not included an examination to verify the accuracy and completeness of the information provided in the remuneration report, and therefore we do not express any conclusion in this regard. Conclusion In our opinion the remuneration report contains, in all material respects, the information required by section 139b(3) of the Danish Companies Act. Copenhagen, 31 January 2024 Deloitte Statsautoriseret Revisionspartnerselskab Business Registration No 3396 3556 Anders Vad Dons State Authorised Public Accountant MNE no mne25299

Remuneration Report 2023 issued by Novo Nordisk A/S ǀ Novo Alle 1 ǀ DK-2880 Bagsværd ǀ CVR No. 24256790 ǀ +45 4444 888 (switchboard) ǀ novonordisk.com

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized. Bagsværd, Denmark Dated: January 31, 2024 Novo Nordisk A/S Lars Fruergaard Jørgensen President and chief executive officer